Exhibit 99.1

PRESS RELEASE

For Immediate Release

04 April 2008

JUBILANT TO ACQUIRE DRAXIS HEALTH

ALL-CASH TRANSACTION AT US$6.00 PER SHARE

Noida, India and Toronto, Canada — Jubilant Organosys Ltd. (“Jubilant”) (BSE: 530019, NSE: JUBILANT) and DRAXIS Health Inc. (“DRAXIS”) (TSX: DAX) (NASDAQ: DRAX) today announced that they have entered into an arrangement agreement whereby a wholly-owned subsidiary of Jubilant Organosys Ltd. (“Jubilant”) will acquire all the outstanding common shares of DRAXIS at a price of US$6.00 per share in cash by way of a plan of arrangement.  The total value of this transaction is approximately US$255 million.

The purchase price represents a 22.4% premium over yesterday’s closing price of DRAXIS’s shares on NASDAQ and a 41.2% premium over the closing price of DRAXIS’s common shares on NASDAQ on March 13, 2008, the last trading day on NASDAQ prior to the request by securities regulators to explain increased trading in DRAXIS’s common stock on March 14, 2008.

The transaction was unanimously approved by the Board of Directors of DRAXIS on April 4th, 2008 following receipt of the recommendation of its Special Committee.  DRAXIS’s Board has resolved to recommend to its shareholders that they vote in favor of the transaction on the basis that it creates immediate value for DRAXIS shareholders. As well, the Board expects the transaction to provide operational and technical resources to accelerate the growth of DRAXIS’s business and its customer base.

Commenting on the acquisition, Mr. Shyam S. Bhartia, Chairman & Managing Director and Mr. Hari S. Bhartia, Co-Chairman & Managing Director of Jubilant Organosys Ltd. said, “DRAXIS represents a unique opportunity in the North American market, offering Jubilant entry into the attractive, regulated, high growth and high margin radiopharmaceutical business. It also enables Jubilant to consolidate its position in the sterile and non-sterile contract manufacturing business. With this acquisition Jubilant will become one of the leading providers of contract manufacturing of small volume parenterals to large pharmaceuticals and biotech companies in North America. DRAXIS has an excellent regulatory track record, with its management and employees having a wealth of experience and expertise in radiopharmaceuticals and contract manufacturing.  Jubilant is committed to grow DRAXIS by supporting management and employees through new product launches, entry into new markets and expansion of customer base.”

About the Transaction

The transaction will be carried out by way of a statutory plan of arrangement pursuant to the Canada Business Corporations Act and must be approved by the Québec Superior Court and the affirmative vote of DRAXIS’s shareholders at a special meeting of shareholders.

The proposed transaction is expected to close in the second quarter of 2008, shortly after receipt of shareholder and court approvals.

The completion of the transaction is subject to customary closing conditions.

The arrangement agreement contains customary non-solicitation provisions, but permits DRAXIS, in certain circumstances, to terminate the arrangement and accept an unsolicited superior proposal, subject to fulfilling certain conditions. DRAXIS has agreed to pay Jubilant a break fee of $10.5 million in such circumstances and certain other limited circumstances if the transaction is not completed.

Jubilant plans to fund the acquisition through a combination of cash-on-hand and debt. The transaction is not contingent on any financing condition.

Details regarding these and other terms of the transaction are set out in the arrangement agreement, which will be filed by DRAXIS on the Canadian SEDAR website at www.sedar.com and at the SEC’s EDGAR website at www.sec.gov.

Further information regarding the transaction will be contained in a proxy circular that DRAXIS will prepare and mail to holders of common shares in connection with the special meeting of shareholders to be held to approve the transaction. It is expected that these materials will be mailed in April 2008 for a meeting to be held in May 2008. Once mailed, the proxy circular will be available at www.sedar.com and www.sec.gov. All shareholders are urged to read the proxy circular once it is available.

Banc of America Securities Canada Co. has acted as financial advisor to DRAXIS and McCarthy Tétrault LLP is legal counsel to DRAXIS. Fasken Martineau is legal counsel to the Special Committee of the Board.  Lazard has acted as financial advisor to Jubilant and Osler Hoskin & Harcourt LLP is acting as legal counsel to Jubilant.

About Jubilant

Jubilant Organosys Ltd. is an integrated pharmaceutical industry player, one of the largest custom research and manufacturing services (CRAMS) and drug discovery and development services companies out of India. The company has a presence across the pharmaceutical value chain for products and services such as exclusive synthesis, contract manufacturing, proprietary products, active pharmaceutical ingredients, generic dosage forms, drug discovery services, drug development services, chemistry services, clinical research services.

Jubilant Organosys has geographically diversified manufacturing facilities at eight locations: Gajraula (UP), Nanjangud (Karnataka), Roorkee (Uttarakhand), Nira (Maharashtra), Udaipur (Rajasthan), Samlaya (Gujrat), Salisbury, state of Maryland (USA), Spokane, state of Washington (USA).  Together, these help Jubilant cater to more than 130 global customers across more than 50 countries around the world.

For additional information please visit www.jubl.com

About DRAXIS

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals.  Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams.  Non-sterile products are produced as solid oral and semi-solid dosage forms.  Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications.  Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division.  DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

For further information please contact:

Jubilant:
Deepak Malik	Siddharth Rangnekar
Jubilant Organosys Limited	Citigate Dewe Rogerson
Tel: (0120) 4361114	Tel: (022) 4007 5005
Fax: (0120) 2516629	Fax: (022) 2284 4561
E-mail: deepak_malik@jubl.com	E-mail: siddharth@cdr-india.com

DRAXIS:
Jerry Ormiston
DRAXIS Health Inc.
Executive Director, Investor Relations
Phone: 1-877-441-1984

Caution Concerning Forward-Looking Statements — Jubilant Organosys
Statements in this document contain forward-looking statements about Jubilant Organosys relating to future status, events, or circumstances, including but not limited to statements about plans and objectives, the progress and results of research and development, potential product characteristics and uses, product sales potential and target dates for product launch are forward-looking statements based on estimates and the anticipated effects of future events on current and developing circumstances. Such statements are subject to numerous risks and uncertainties and are not necessarily predictive of future results. Actual results may differ materially from those anticipated in the forward-looking statements. Jubilant Organosys may, from time to time, make additional written and oral forward looking statements, including statements contained in its filings with the regulatory bodies and its reports to shareholders. Jubilant Organosys assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.

Caution Concerning Forward-Looking Statements — DRAXIS Health Inc.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors and assumptions that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the potential acquisition of DRAXIS by Jubilant in an all cash transaction at US$6.00 per outstanding share (the “Acquisition”);

•                  a special meeting of DRAXIS’s shareholders to consider the acquisition, currently scheduled for May, 2008;

•                  the approval of the Acquisition by DRAXIS’s shareholders;

•                  the ability of each of Jubilant and DRAXIS to satisfy all of the closing conditions to complete the Acquisition;

•                  the possibility that DRAXIS’s shareholders do not approve the Acquisition at the special meeting of shareholders;

•                  the achievement of desired clinical trial results related to DRAXIS’s pipeline products;

•                  timely regulatory approval of DRAXIS’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of DRAXIS’s products;

•                  DRAXIS’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by DRAXIS and its products;

•                  factors beyond DRAXIS’s control that could cause interruptions in operations in its single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  DRAXIS’s dependence on a small number of key customers;

•                  the disclosure of confidential information by DRAXIS’s collaborators, employees or consultants;

•                  the preservation of healthy working relationships with DRAXIS’s union and employees;

•                  DRAXIS’s ability to grow the business;

•                  the fluctuation of DRAXIS’s financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against DRAXIS succeed;

•                  the volatility of the price of DRAXIS’s common shares;

•                  market acceptance of DRAXIS’s products;

•                  factors described under “Outlook” in DRAXIS’s MD&A for the most recent quarter; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by DRAXIS with the United States Securities and Exchange Commission and which is also filed as DRAXIS’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to DRAXIS generally, reference is made to DRAXIS’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by DRAXIS with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent DRAXIS’s expectations as at April 4, 2008.  Unless otherwise required by applicable securities laws, DRAXIS disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.